Mail Stop 4561

April 21, 2009

VIA U.S. MAIL AND FAX (610)644-4129

Mr. George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
Liberty Property Limited Partnership
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

> **Re:** **Liberty Property Trust**
> **Form 10-KSB for the year ended December 31, 2008**
> **File No. 001-13132**

Dear Mr. Alburger:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Same Store, page 31

1. We note your use of Cash basis property level operating income as a Non-GAAP measure. Explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to this measure. Furthermore, please explain to us how your current reconciliation reconciles this measure to the most closely related GAAP measure.

Financial Statements

Liberty Property Limited Partnership

8. Owners' Equity, page 102

2. Please tell us and disclose the redemption provisions of the common and preferred units held by the limited partners specifically as they relate to Liberty Property Limited Partnership., including whether or not the limited partners can put their units to Liberty Property Limited Partnership for cash. If the limited partners are able to put their units to Liberty Property Limited Partnership for cash, please tell us why you have not reported these units at their redemption amount in the mezzanine section of the balance sheet pursuant to EITF Topic No. D-98.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief